May 11, 2007
Submitted via EDGAR

Mark P. Shuman
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Opticon Systems, Inc.
Registration Statement on Form 10-SB
SEC File No. 0-52488
Amendment No. 1
Filed May 11, 2007

Dear Mr. Shuman:

Opticon Systems, Inc. (the "company") acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Marshall Batton

John Marshall Batton
Chief Executive Officer